

April 7, 2021

Susan B. Washer
President and Chief Executive Officer
Applied Genetic Technologies Corporation
14193 NW 119th Terrace, Suite 10
Alachua, FL 32615

> **Re: Applied Genetic Technologies Corporation**
> **Registration Statement on Form S-3**
> **Filed April 2, 2021**
> **File No. 333-255008**

Dear Ms. Washer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at 202-551-2326 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences